# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New America Acquisition I Corp., CIK 0002074878
CUSIP: 023634207
Title of class of securities: Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one redeemable warrant
Address of issuer's principal executive offices: 590 Madison Avenue, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002100560

## Reporting persons
- Washington Muse Investments SPC for and on behalf of Heraclitus SP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 2,950,000; sole dispositive power 0; shared dispositive power 2,950,000; aggregate amount beneficially owned 2,950,000 (6.51% of the class)

## Item 1. Issuer
Name of issuer: New America Acquisition I Corp.
Address of issuer's principal executive offices: 590 Madison Avenue New York, New York, 10022

## Item 2. Person Filing
Name of person filing: Washington Muse Investments SPC
Address of principal business office or, if none, residence:
190 Elgin Avenue
George Town Grand Cayman
KY1-9008
Cayman Islands
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 2,950,000.00
Percent of class: 6.51%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,950,000.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,950,000.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Washington Muse Investments SPC for and on behalf of Heraclitus SP: /s/ Daniel Cookson, Daniel Cookson (12/11/2025)